FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number: 001-13240

Enel Generación Chile S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission

pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Generación Chile S.A.

Securities Registration Record N° 0114

                                                                                                                             Santiago, April 24, 2018

                                                                                                                             Ger. Gen. N°33 /2018

Mr. Joaquín Cortez Huerta

Chairman

Financial Market Commission

1449 Alameda Bernardo O’Higgins Ave.

Santiago, Chile

                                                                                                                 Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market  Law N° 18,045 and as established under General Rule N°30 of the Superintendence, duly authorized on behalf of Enel  Generación Chile S.A. (the “Company”), I hereby inform you of the following significant event:

At the Board of Directors’ Meeting held today, the Board of Directors agreed to appoint Mr. Giuseppe Conti as Chairman of the Board of Directors and the Company, and Mr. Ignacio Quiñones Sotomayor as the Secretary of the Board of Directors.

Also, at the aforementioned meeting, the Board of Directors appointed the Directors’ Committee, in accordance to the Chilean Companies Act Law N°18,046 and the Sarbanes - Oxley Act, which is composed of Directors Hernan Cheyre Valenzuela; Jorge Atton Palma and Julio Pellegrini Vial. In accordance with the provisions of Circular N° 1,956 of the Securities Market Law, it is duly informed that the aforementioned members of the Directors’ Committee (Hernan Cheyre Valenzuela, Jorge Atton Palma and Julio Pellegrini Vial) are independent for purposes of the United States legislation, and that Jorge Atton Palma and Julio Pellegrini Vial are independent for the purposes of the local legislation.

At the same meeting, Mr. Hernan Cheyre Valenzuela was appointed as the Financial Expert of the Directors’ Committee of the Company. Also, Mr. Jorge Atton Palma was appointed as the President of the Directors’ Committee and Mr. Ignacio Quiñones was appointed as Secretary of the Directors’ Committee.

Truly yours,

Valter Moro

Chief Executive Officer

c.c.:         Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

                 Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

                Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

                Banco Santander Santiago - Representantes Tenedores de Bonos (Bondholders Representative)

                Depósito Central de Valores (Central Securities Depositary)

                Comisión Clasificadora de Riesgos (Risk Classification Comisión)

Enel Generación Chile S.A. - Teléfono (56-2) 2630 9000  - Santiago de Chile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile S.A.

	By:	/s/ Raúl Arteaga E .
		Name:	Raúl Arteaga E.
		Title:	Chief Financial Officer

Date: April 26, 2018